SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company Profit Sharing

and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) - December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

June 28, 2016

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS
Investments, at fair value	$361,393,397	$354,983,777

Receivables:
Notes receivable from participants	4,989,310	4,817,733
Participating employer contributions	13,643,131	12,916,545

Total receivables	18,632,441	17,734,278

Total assets	380,025,838	372,718,055

LIABILITIES
Return of excess employee contributions	5,660	1,350
Other liabilities	132,908	132,908

Total liabilities	138,568	134,258

NET ASSETS AVAILABLE FOR BENEFITS	$379,887,270	$372,583,797

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Net investment income:
Interest and dividend income	$11,792,247
Net depreciation in fair value of investments	(11,397,428)

Net investment income	394,819

Interest income on notes receivable from participants	201,943

Contributions:
Participating employers	13,643,131
Participants	18,785,275
Rollovers	1,525,769

Total contributions	33,954,175

Total additions	34,550,937

DEDUCTIONS:
Benefits paid to participants	27,191,196
Administrative and investment expenses	56,268

Total deductions	27,247,464

INCREASE IN NET ASSETS	7,303,473

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	372,583,797

End of year	$379,887,270

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by J. Walter Thompson Company LLC (the “Company” or “JWT”), subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee and Recordkeeper of the Plan.

Contributions/Eligibility

Deferred Contributions

The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company LLC,

J. Walter Thompson U.S.A., LLC, TeamDetroit, LLC, JWT Specialized Communications, LLC, TeamDetroit Stat LLC, The Brand Union Company, Inc., WPP Group USA, Inc., Team Garage LLC, Mirum Inc. (formerly Digitaria Interactive, Inc.), Data Alliance, Inc., coretech USA LLC, and Public Relations & Intl. Sports Marketing, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer”, and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.

Participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. For Plan years 2015 and 2014, eligible compensation is limited to $265,000 and $260,000, respectively. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

Matching Contributions

Each Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN - (continued)

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

Profit Sharing Contributions

The Profit Sharing portion of the Plan is available to eligible U.S. employees of the Participating Employers, except the employees of JWT Specialized Communications, LLC. Eligible employees must have completed two years of qualifying service before incurring a one year break in service, as defined by the Plan. Annual discretionary Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by the Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) any Company contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments

Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, a common collective trust, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Deferred Contributions, Catch-up Contributions and their related earnings are 100% vested and non-forfeitable. Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $1,708,384 and $2,776,513, respectively. These amounts will be used to reduce future employer contributions or pay Plan expenses. In 2015, employer contributions were reduced by $1,439,761 from forfeited non-vested accounts.

Notes Receivable from Participants

The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN - (continued)

Notes Receivable from Participants - (continued)

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The notes are secured by the balance in the participant’s account and bear interest at 1% above the prime rate as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. At December 31, 2015, interest rates ranged from 4.25% to 10.50% for outstanding loans.

Payment of Benefits

Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon reaching age 59 1⁄2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-up Contributions, including earnings thereon. In addition, Rollover Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which removes the requirement to present certain investments, such as common collective trusts, which use the net asset value (“NAV”) per share using the practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. As permitted by ASU 2015-07, Management elected to early adopt the provisions of this new standard and has presented the investment disclosures required for both years at December 31, 2015 and 2014, so that the investments at fair value in the tables in Note 3 reconcile to investments at fair value as presented on the Statements of Net Assets Available for Benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and provides for a measurement date practical expedient. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments, which comprise 5% or more of total net assets available for benefits, as well as the net appreciation/depreciation for investments by general type. Part II requires plans to disaggregate investments that are measured using fair value only by general type. Part III is not applicable to this Plan. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. Management has elected to early adopt Parts I and II. Accordingly, the amendments were retrospectively applied resulting in the reclassification of $598,395 representing the adjustment from fair value to contract value for the common collective trust included on the Statement of Net Assets Available for Benefits as of December 31, 2014. In addition, the Plan eliminated the disclosure of investments comprising more than 5% of net assets available for benefits at December 31, 2014.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant does not make loan repayments and the Plan Administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2015 and 2014 excess contributions to the applicable participants prior to March 15, 2016 and March 15, 2015, respectively.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Payment of Benefits

Benefits are recorded when paid.

Administrative and Investment Expenses

Certain administrative and investment expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the FASB Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds

The mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV’s and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

3.	FAIR VALUE MEASUREMENTS - (continued)

WPP Stock Fund

The fair value of the WPP Stock Fund is based on quoted NAV’s of the shares held by the Plan at year-end.

MRJ Value Equity Fund

The fair value of the MRJ Value Equity fund, which is not traded in an active market, is based on the fair value of the underlying investments.

Wells Fargo Stable Value Fund C

The investment in the Wells Fargo Stable Value Fund C, which is solely invested in the Wells Fargo Stable Return Fund G, is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require sufficient notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Wells Fargo Stable Value Fund C, included in the table below, files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity. Accordingly, certain disclosure requirements under ASU 2015-12 with respect to investment strategies for investments measured using the net asset value practical expedient are not required in this report.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Total

Mutual funds	$262,868,462	$—	$262,868,462
MRJ Value Equity Fund	—	46,398,299	46,398,299
WPP Stock Fund	11,256,460	—	11,256,460
Cash and accrued income	86,319	—	86,319

Total investments in the fair value hierarchy	274,211,241	46,398,299	320,609,540

Investment in Wells Fargo Stable Value Fund C	—	—	40,783,857

Investments at fair value	$274,211,241	$46,398,299	$361,393,397

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

3.	FAIR VALUE MEASUREMENTS - (continued)

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Total

Mutual funds	$255,229,377	$—	$255,229,377
MRJ Value Equity Fund	—	46,920,989	46,920,989
WPP Stock Fund	10,484,686	—	10,484,686
Cash and accrued income	80,441	—	80,441

Total investments in the fair value hierarchy	265,794,504	46,920,989	312,715,493

Investment in Wells Fargo Stable Value Fund C	—	—	42,268,284

Investments at fair value	$265,794,504	$46,920,989	$354,983,777

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2015 and 2014, are reported in net appreciation/depreciation in fair value of investments.

The Plan’s policy is to recognize transfers between Levels 1 and 2 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2015, there were no significant transfers between Levels 1 and 2.

Investments Measured at Fair Value Using the Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient for the Wells Fargo Stable Value Fund C as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

As of December 31, 2015
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$40,783,857	Not applicable	Daily	12 months

As of December 31, 2014
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$42,268,284	Not applicable	Daily	12 months

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

4.	TAX STATUS

The IRS has determined and informed the Company by a letter dated September 27, 2013, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by BOA, the Trustee and Recordkeeper of the Plan.

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 98,104 WPP plc ADSs in the WPP Stock Fund valued at $11,256,460 at December 31, 2015, and at December 31, 2014 the Plan held 100,717 WPP plc ADSs in the WPP Stock Fund valued at $10,484,686.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contribution portion of their account.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

***

EIN: 13-1378860	J. WALTER THOMPSON COMPANY PROFIT SHARING
PN: 010	AND MATCHED SAVINGS PLAN

Form 5500, Schedule H, Part IV, line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

	WPP Stock Fund
*	WPP plc	American Depositary Shares		**	$11,256,460

	Common Collective Trust
	Wells Fargo Stable Value Fund C	Common Collective Trust		**	40,783,857

	Mutual Funds
	Allianz NFJ Small-Cap Value Fund	Mutual fund		**	14,411,391
*	BlackRock US Opportunities Port Fund	Mutual fund		**	25,554,229
	Fidelity Advisor Small Cap Fund	Mutual fund		**	8,633,101
	JP Morgan Gov’t Bond Fund Select	Mutual fund		**	33,504,708
	MFS International Diversification Fund	Mutual fund		**	43,108,026
	PIMCO Total Return Fund	Mutual fund		**	44,361,208
	T. Rowe Price Inflation Prot. Bond Fund	Mutual fund		**	4,874,288
	T. Rowe Price Institutional Lg Fund	Mutual fund		**	40,119,816
	Vanguard Institutional Index Fund	Mutual fund		**	30,424,118
	Vanguard Selected Value Fund	Mutual fund		**	17,877,577

	Total mutual funds				262,868,462

	MRJ Value Equity Fund	Stock Fund		**	46,398,299

	Cash and accrued income				86,319

	Total Investments				361,393,397

	Notes receivable from participants	Interest rates from 4.25% - 10.50% maturing through September 2035			4,989,310

	Total Assets Held at End of Year				$366,382,707

*	Permitted party-in-interest. (a)
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm